

05058561

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 33-28520

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ferro Corporation Savings and Stock Ownership Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114**

REQUIRED INFORMATION

Financial Statements:

1.   An audited statement of financial condition as of the end of the latest two fiscal years of the plan.

2.   An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

3.   The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05)

4.   In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Exhibits:

1.   Consent of Independent Accountants on Form S-8

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ferro Corporation Savings and Stock Ownership Plan

DATE: _06/27/05_   By: _____
                                        James C. Bays
                                        Vice President, General Counsel
                                        Ferro Corporation
                                        Plan Administrator



Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ferro Corporation:

We consent to the incorporation by reference in the Registration Statement (File No. 33-28520) on Form S-8 of Ferro Corporation of our report dated May 13, 2005 relating to the statement of net assets available for benefits of Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, which appears in the December 31, 2004 annual report on Form 11-K of Ferro Corporation.

Cleveland, Ohio
June 21, 2005

FERRO CORPORATION
SAVINGS AND STOCK
OWNERSHIP PLAN

FINANCIAL
STATEMENTS

FOR THE
YEARS ENDED
DECEMBER 31,
2004 AND 2003

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

                                                                                                    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits 2

    Statements of Changes in Net Assets Available for Benefits 3

    Notes to Financial Statements 4-12

SUPPLEMENTAL INFORMATION

    Schedule H, line 4i - Schedule of Assets (Held at End of Year).....................................13


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Stock Ownership Plan Committee
Ferro Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Ferro Corporation Savings and Stock Ownership Plan (Plan) as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2004. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Ferro Corporation Savings and Stock Ownership Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Saltz, Shamis, & Goldfarb

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
May 13, 2005

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
	2004	2003
ASSETS		
Investments, at fair value:		
Master Trust		
Investment in Master Trust	$ **183,129,772**	$ 70,729,417
Receivable pending sales of investments	-	112,289,798
Participant loans receivable	**5,941,402**	6,154,090
	189,071,174	189,173,305
Employer contributions receivable	**130,643**	13,669
Dividends receivable	**-**	489,731
Total assets	**189,201,817**	189,676,705
LIABILITIES		
Dividends payable to participants	**-**	(200,452)
NET ASSETS AVAILABLE FOR BENEFITS	$ **189,201,817**	$ 189,476,253

See accompanying notes to financial statements.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | FOR THE YEARS ENDED DECEMBER 31, | |
	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest	$ 305,003	$ 375,441
Dividends	4,833,427	5,122,911
Net appreciation in fair value of investments	173,529	21,332,559
Total investment income	5,311,959	26,830,911
Contributions		
Employer	4,076,687	4,412,739
Participants	8,815,429	9,043,132
Rollover	366,999	530,693
Total contributions	13,259,115	13,986,564
Total additions	18,571,074	40,817,475
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants:		
Cash	18,398,839	21,580,588
Ferro Corporation common stock	314,636	1,186,591
Total distributions to participants	18,713,475	22,767,179
Administrative fees	132,035	314,100
Total deductions	18,845,510	23,081,279
Net (decrease) increase	(274,436)	17,736,196
Net assets available for benefits:		
Beginning of year	189,476,253	171,740,057
End of year	$ 189,201,817	$ 189,476,253

See accompanying notes to financial statements.

NOTE A - Description of the plan

The following is a brief description of the Ferro Corporation Savings and Stock Ownership Plan (Plan). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Ferro Corporation Investment Savings Plan was amended and renamed the Ferro Corporation Savings and Stock Ownership Plan on April 24, 1989, to reflect the addition of an employee stock ownership plan (ESOP) and to amend certain provisions of the savings plan portion of the Plan. The Plan was further amended on July 1, 1999, resulting in several changes including the establishment of a Master Trust.

Effective July 1, 2003, the plan was amended to include a new Basic Pension Contribution for certain employees who are excluded from participation in the Ferro Corporation Retirement Plan which was frozen to new employees hired after June 30, 2003. This includes all salaried employees as well as nonunion hourly employees only at Bridgeport, NJ; South Plainfield, NJ; Washington, PA; and Waukegan, IL. This contribution is made as soon as administratively feasible after the end of the calendar year.

The Plan was amended January 1, 2002 for GUST and EGTRRA.

The Plan is a defined contribution plan covering certain domestic employees of participating divisions of Ferro Corporation (Company) who have completed three months of service and are not covered by a collective bargaining agreement. Effective February 1, 2005, employees are eligible to join the plan on the first applicable, administratively feasible payroll period after their Employment Commencement Date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions
The Plan allows participants to make pretax contributions of up to 40% of eligible compensation, subject to certain limitations.

Pretax contributions made to the Plan are matched by the Company at 100% of pretax contributions attributable to the first 2% of an employee's eligible compensation, and at 50% of the pretax contributions in excess of the first 2% and up to 8% of an employee's eligible compensation. All matching contributions are invested in the same manner as other employee contributions.

The Plan also provides participants with a method of withholding up to 40% of their after-tax compensation and, in certain situations, provides a method of investing qualified rollover contributions in any of the investment funds. Maximum pretax and after-tax combined contributions cannot exceed 40%. No matching contributions are made with respect to after-tax contributions.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - Description of the plan

Contributions
Catch-up contributions of $3,000 in 2004 and $2,000 in 2003 can be made by participants who will be age 50 by December 31 of that calendar year. Participants must maximize contributions under the Plan in order to be eligible for catch-up contributions (either by contributing 40% or by reaching the pretax IRS limit of $13,000 in 2004 and $12,000 in 2003).

Beginning in 2003 a basic pension contribution is made for certain eligible employees. The contribution is based on years of service at the end of the plan year as noted below:

Years of Service	Contribution Rate on Compensation Below Social Security Wage Base (SSWB)	Contribution Rate on Compensation Above SSWB up to IRS Compensation Limit
0 - 5	2%	4%
6 - 10	3%	6%
11 or more	4%	8%

If an employee does not elect to contribute to the plan and has not made an investment election for the basic pension contribution, it will be invested in the Stable Asset Fund, the plan's default fund.

Forfeitures
Forfeiture of the nonvested portion of the Company's matching contribution is recognized as a reduction of the Company's matching contribution. The total amount of forfeitures that was used to reduce future employer contributions was $240,656 and $91,546 for the years ended December 31, 2004 and 2003, respectively.

Investment funds - 2004
At the end of 2003 the plan assets, with the exception of the Company Stock Fund, were liquidated and invested in new funds for 2004. There were a total of thirteen investment portfolios offered under the Ferro Corporation Defined Contribution Master Trust held by JPMorgan Chase Bank. The Master Trust is comprised of thirteen investment funds, each with varying degrees of risk. The participants allocate contributions among the funds and, at their discretion, change the allocation percentages at any time, with the exception that they may not transfer funds into the Convertible Preferred Stock Fund.

A brief description of each investment fund follows:

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock and convertible preferred stock (Convertible Preferred Stock). The objective is being a shareholder in the Company and producing long-term growth and current income. Effective January 1, 2005, the Company Stock Fund was frozen to new investments; no new contributions or transfers are permitted into the Company Stock Fund. Funds already invested in the Company Stock Fund may remain invested.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - Description of the plan

Investment funds - 2004
The *American Century Stable Asset Fund* is a trust established by SEI Trust Company and is comprised of high quality, stable value investment contracts issued by insurance companies, banks, and other financial institutions; units of collective investment trusts with investment objectives and assets similar to this Trust; and managed portfolios of fixed income instruments. The objective is to earn current income that is relatively consistent over time, while preserving capital through a broadly diversified high quality portfolio.

The *PIMCO Total Return Fund* is a traded mutual fund that seeks total return consistent with preservation of capital. It invests primarily in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *American Century Strategic Allocation: Conservative* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks regular income and moderate long-term growth. It has a target mix of 45% equity securities, 45% fixed-income securities, and 10% cash.

The *American Century Strategic Allocation: Moderate* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks long-term capital growth with a small amount of income. It has a target mix of 63% equity securities, 31% fixed-income securities, and 6% cash.

The *American Century Strategic Allocation: Aggressive* is a traded mutual fund that is an asset-allocation fund that invests in a diversified mix of stocks, bonds, and money market instruments. The fund seeks long-term capital growth with a small amount of income. It has a target mix of 78% equity securities, 20% fixed-income securities, and 2% cash.

The *American Funds Washington Mutual Investors Fund* is a traded mutual fund that seeks to provide current income and the opportunity for growth of principal consistent with sound common-stock investing. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. The fund may not invest in companies that derive their primary revenues from alcohol or tobacco.

The *Barclays Equity Index Fund* is a commingled fund seeking to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

The *American Funds - The Growth Fund of America* is a traded mutual fund that seeks to provide growth of capital. It invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - Description of the plan

Investment funds - 2004
The *Barclays Extended Equity Market Fund* is a commingled fund seeking to earn high returns that reflect the growth of the companies that make up its benchmark, the Extended Market Index. This is a custom benchmark, which consists of most non-S&P 500 common stocks that are publicly traded, and is very similar to the Wilshire 4500 Index.

The *Artisan Mid Cap Fund* is a traded mutual fund that seeks long-term capital growth through a diversified portfolio of mid-sized companies that exhibit franchise characteristics.

The *American Century Small Company Fund* is a domestic equity growth and income fund seeking long-term capital growth by investing primarily in common stocks of small companies. Typically, this traded mutual fund consists of stocks of companies that, at the time of investment, have a market capitalization not greater than that of the largest company in the S&P Small Cap 600.

The *American Funds EuroPacific Growth Fund* is a traded mutual fund whose investment objective is to provide long-term growth of capital. Normally, the fund will invest at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin.

Investment funds - 2003
In 2003, Plan assets were invested in eleven investment portfolios offered under the Ferro Corporation Defined Contribution Master Trust held by Mellon Bank, N.A. (Trustee). The Master Trust was comprised of eleven investment funds, each with varying degrees of risk. The participants could allocate contributions among the funds and, at their discretion, change the allocation percentages at any time, with the exception that they could not transfer funds into the Convertible Preferred Stock Fund.

The *Company Stock Fund* is comprised principally of investments in Ferro Corporation common stock (Common Stock) and convertible preferred stock (Convertible Preferred Stock). The objective is being a shareholder in the Company and producing long-term growth and current income.

The *Stable Income Fund* is comprised principally of guaranteed interest contracts through purchases of units in the Amvescap Stable Value Fund. The objective is to provide steady rates of return.

The *Equity Index Fund* was comprised principally of investments made in the Vanguard Institutional Index Fund, a traded mutual fund that duplicates the performance of the S&P 500. The objective was to produce long-term growth.

The *Capital Appreciation* Fund was comprised principally of investments made in the PIMCO Mid Cap Growth Institutional Fund, a traded mutual fund that invested in stocks of small to mid-sized companies to produce long-term growth.

NOTE A - Description of the plan

Investment funds - 2003
The *Conservative Growth Fund* was comprised primarily of the Vanguard LifeStrategy Conservative Growth Fund, a trade mutual fund. The Fund sought a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

The *Moderate Growth Fund* was comprised principally of the Vanguard LifeStrategy Moderate Growth Fund, a traded mutual fund. The Fund sought a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

The *Growth Fund* was comprised primarily of the Vanguard LifeStrategy Growth Fund, a traded mutual fund. The Fund sought long-term growth of capital and income by investing in four Vanguard funds.

The *International Fund* was comprised primarily of the Putnam International Growth Cl A Fund, a traded mutual fund. The Fund sought the growth of capital through investments in the stocks of companies located outside of the United States.

The *Small Cap Fund* was comprised principally of investments made in the SAFECO Growth Opportunities A Fund, a traded mutual fund. The fund invested in smaller companies to produce long-term growth and current income.

The *Global Equity Fund* was comprised principally of investments made in the Janus Worldwide Fund, a traded mutual fund. The fund invested in a broad selection of domestic and foreign stocks to produce long-term growth and current income.

The *Bond Fund* was comprised principally of investments made in the AXP Bond Fund Y, a traded mutual fund. The fund invested in bonds with the objective of providing steady rates of return.

Vesting
Participants are immediately vested in their voluntary contribution plus any earnings accrued thereon. The Company's contributions, including the matching and the basic pension contributions, are vested at a rate of 20% per year of service. Participants who were previously in the dmc^2 Degussa Metals Catalysts Cerdec Corporation Savings and Investment Plan have grandfathered provisions that enable certain prior assets to vest at a rate of 33 1/3% per year of service. Upon death or permanent disability, participants' interests in employer contributions become fully vested.

Payment of benefits
Upon termination of service, the vested amount of the Company contributions and earnings thereon are paid at the election of the participant. Participants receive their voluntary contributions and earnings thereon in a single lump-sum cash payment, unless participants invest in the Company Stock Fund. Distributions from this fund may be paid in the form of Common Stock or cash at the participant's election.

NOTE A - Description of the plan

Withdrawals
Aside from normal retirement distributions and withdrawals after age 59-1/2, pretax savings may be withdrawn only for reasons of extreme financial hardship, as defined under federal law. After-tax savings may be withdrawn at any time and for any reason.

Conversion rights
The trustee of the ESOP is entitled, at any time, to cause any or all Company Convertible Preferred Stock to be converted into shares of Common Stock at a conversion rate of 2.5988 shares of Common Stock for each share of Preferred Stock.

Participant loans
Participants are eligible to borrow from $500 up to the lesser of (a) 50% of the value of their vested account balance (including Company contributions) or (b) 100% of the value of their pretax, after-tax, and rollover contribution accounts. Loans made to participants may not exceed $50,000, reduced by the amount of the highest outstanding loan balance they have had during the preceding 12 months. Loans may be made for any reason while employed at Ferro. An employee can only have a maximum of two outstanding loans at one time. Except for loans used to acquire a new principal residence, loans must be repaid within 5 years through payroll withholdings at fixed dollar levels. The interest rates are based on the prime rate in effect on the date of the loan origination and range from 4.00% to 12.30%.

Plan expenses
During 2004 and 2003, the administrative expenses, certain legal expenses, investment transfer fees, brokerage fees, transfer taxes, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. Audit fees and miscellaneous legal expenses were paid by the Company.

NOTE B - Summary of significant accounting policies

Basis of presentation
The financial statements of the Plan are prepared using the accrual basis of accounting.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - Summary of significant accounting policies

Investments

In 2004, investments in the Company Stock Fund, the PIMCO Total Return Fund, the American Century Strategic Allocation Funds (3), the American Funds Washington Mutual Investors Fund, the Barclays Equity Index Fund, the American Funds - The Growth Fund of America, the Barclays Extended Equity Market Fund, the Artisan Mid Cap Fund, the American Century Small Company Fund, and the American Funds EuroPacific Growth Fund were held in trust by JPMorgan Chase Bank, the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the American Century Stable Asset Fund was also held in trust by the Trustee and is represented by units in this fund which invests primarily in stable value investment contracts.

In 2003, investments in the Company Stock Fund, the Equity Index Fund, the Capital Appreciation Fund, the Small Cap Fund, the Conservative Growth Fund, the Moderate Growth Fund, the Growth Fund, the International Fund, the Global Equity Fund, and the Bond Fund were held in trust by Mellon Bank, N.A., the Trustee, and such investments and changes therein have been reported to the Plan as having been determined through current market values based on quoted market rates. The investment in the Stable Income Fund was also held in trust by the Trustee and is represented by units in the Amvescap Stable Value Fund, which invests primarily in guaranteed interest contracts. The investment in the Stable Income Fund is valued at the underlying contract value as such contracts are fully benefit-responsive.

Participant loan receivables are valued at cost which approximates fair value. Cost for all investments is based on the purchase price of assets held. Purchases and sales of securities are recorded on a trade-date basis.

Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Company Convertible Preferred Stock dividends and Company Common Stock dividends are paid to the participant directly through the Plan or reinvested in the Plan.

The Preferred Stock is valued at the conversion price which is based on 2.5988 shares of Common Stock for each share of Preferred Stock.

At December 31, 2004 and 2003 all of the Plan's assets (excluding participant loans) were in the Master Trust, which was established for the investment of assets of the Plan and the Ferro Corporation Bargaining Unit 401(k) plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust were held by the Trustee. At December 31, 2004 and 2003, the Plan's interest in the net assets of the Master Trust was approximately 97.5% and 98.1%, respectively. Investment income, investment expenses, administrative expenses, and appreciation (depreciation) in fair value relating to the Master Trust are allocated to the individual plan's total assets.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - Summary of significant accounting policies

Investments
At December 31, 2003, the specific investments held within the Master Trust at Mellon Bank, N.A. were liquidated, with the exception of the Company common stock and the Company convertible preferred stock, in preparation for the transfer of funds to J.P. Morgan in January 2004.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C – Investments

The following table presents the fair value of the Master Trust at December 31, 2004 and 2003:

	2004	2003
Mutual funds:		
American Century Strategic Alloc: Conservative	$ 2,630,468	$ -
American Century Strategic Alloc: Moderate	13,907,486	-
American Century Strategic Alloc: Aggressive	4,867,950	-
American Century Small Company	12,908,053	-
American Century Stable Asset	28,272,168	-
Artisan Mid Cap	3,271,369	-
BGI – Equity Index Fund Q	35,414,724	-
BGI – Extended Equity Mrkt D	13,728,663	-
PIMCO Total Return	8,509,189	-
American Fund Euro Pacific Growth R4	9,683,889	-
American Fund Growth Fund of America R4	1,579,750	-
American Fund Washington Mutual Inv. Fund R4	1,592,399	-
Interest-bearing cash	-	949,536
Company Common Stock	21,339,108	27,377,659
Company Convertible Preferred Stock	30,076,713	42,671,393
Receivable pending sale of investments	-	115,468,112
Dividends receivable	-	109,309
	$ 187,781,929	$ 186,576,009

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE C - Investments

The following table presents investment income on investments in the Master Trust for the years ended December 31, 2004 and 2003:

	2004	2003
Dividends and interest	$ 4,915,109	$ 5,573,841
Net appreciation (depreciation) in fair value of investments:		
Mutual Funds	4,760,583	15,063,009
Common/ Collective Fund	5,674,245	-
Company Common Stock	(4,047,614)	5,423,437
Company Convertible Preferred Stock	(5,943,610)	1,012,728
Net investment income	$ 5,358,713	$ 27,073,015

NOTE D - Plan termination

Ferro Corporation has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of such termination, each participant will receive 100% of the amounts contributed to the Plan and earnings thereon, and the vested amount of the Company's matching contributions.

NOTE E - Federal income taxes

The Plan obtained its latest determination letter on January 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE F - Subsequent event

The market value of Ferro company stock in the Plan decreased in value by approximately $10,300,000 as of May 13, 2005 from the value reported at December 31, 2004.

FERRO CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN
EIN# 34-0217820
PLAN NUMBER 031

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value at December 31, 2004
	Participant Loans	Loans (4.00% - 12.30%)	$ 5,941,402
	Total Investments		$ 5,941,402

Note: No other investments have been reported here as they are held within the Master Trust.